Via Facsimile and U.S. Mail
Mail Stop 6010


December 22, 2005


Mr. Breht T. Feigh
Executive Vice President,
Chief Financial Officer and Treasurer
American Dental Partners, Inc.
201 Edgewater drive, Suite 285
Wakefield, MA  01880


Re:	American Dental Partners, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	Filed March 14, 2005
      Form 10-K/A for the Fiscal Year Ended December 31, 2004
	Filed March 16, 2005
      Form 10-Q for the Period Ended March 31, 2005
	Filed May 9, 2005
	File No. 000-23363


Dear Mr. Feigh:

	We have completed our review of the above forms and have no further comment at this time.

								Sincerely,



Jim Atkinson
Accounting Branch Chief